Integrated Ventures, Inc.

73 Buck Road, Suite 2

Huntingdon Valley, PA 19006

March 24, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Ventures, Inc.
Registration Statement on Form S-3
File No. 333-254172

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Integrated Ventures, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, March 25, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Integrated Ventures, Inc.

/s/ Steve Rubakh
Steve Rubakh
President and Chief Executive Officer